Mail Stop 3010

December 22, 2009

VIA U.S. MAIL and Fax (310) 454 - 6658

Lawrence Weisdorn
Chief Financial Officer
Vision Industries Corp.
17383 W. Sunset Blvd.
Suite A290
Pacific Palisades, CA 90272

>   **Re: Vision Industries Corp.**
>   **Form 10-K/A for Fiscal Year Ended**
>   **December 31, 2008**
>   **Filed December 4, 2009**
>   **Form 10-Q for Quarterly Period Ended**
>   **September 30, 2009**
>   **Filed November 23, 2009**
>   **File No. 000-53315**

Dear Mr. Weisdorn:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2008

Financial Statements

General

1.   Please provide for us management's analysis of the transaction with ICE Conversions, Inc supporting their current accounting presentation. Within the

response, please ensure that you have address whether the transaction should be accounted for as a reverse acquisition, basis for recording the contingent consideration of $150,000, how you accounted for the contribution of the Contributed IP and Tangible Assets by ICE and how you determined their fair value. Please reference the authoritative accounting literature management relied upon

2.   We note your issuance of 24,731,500 shares issued on December 15, 2008, please tell us how you have accounted for these issuances, how you determined par value to equal fair market value, and why you have recorded deferred compensation in regards to this transaction. Lastly, please tell us what connection, if any, these issuances had with the transaction that occurred with ICE on December 12, 2008 and how these connections were considered in determining how to account for the ICE transaction. Please reference the authoritative accounting literature relied upon.

Exhibit 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you have not identified the registrant in paragraph 1, you have replaced the word "registrant" with "company" in paragraphs 3, 4 and 5, you have deleted the phrase "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" from paragraph 4, and you have deleted the phrase "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;" from paragraph 4. Please amend your filing to revise your certifications to comply with the Exchange Act Rules

Form 10-Q for the quarterly period ended September 30, 2009

General

4.   Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

Financial Statements

Balance Sheet, page 3

5.   Please tell us the nature of the increase in deferred compensation in Stockholders' Equity during 2009. Within your response, reference ASC 718.

Statement of Operations, page 4

6.   Please tell us how you have complied with Rule 5-03 of Regulation S-X, or tell us how you determined it was appropriate to record interest expense within your operating expenses.

Statement of Cash Flows, page 5

7.   Please reconcile for us the amount of stock-based compensation on your Statement of Operations with the amount on your Statement of Cash Flows.

Notes to Financial Statements

4. Property and equipment, page 10

8.   Please tell us how you determined it was appropriate to capitalize 2009 expenditures related to production prototypes, or tell us why you believe it was not necessary to treat these costs as research and development and expense them as incurred in accordance with paragraph 1 of ASC 730-10-25

6. Stockholders' equity, page 11

9.   Please tell us and disclose in your filing how you accounted for the warrants issued in conjunction with debt. Within your response, please tell us if you recorded a debt discount for these warrants

10.   Please tell us and disclose in your filing how you accounted for the restricted stock issued to M.M.E.D., LLC.

7. Commitment and contingencies, page 11

Please tell us if you have remeasured the balance of the amounts due in Euros to reflect the exchange rate on September 30, 2009 in accordance with ASC 830-20-35, or tell us how you determined it was not necessary to remeasure this balance.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief